SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For July 8, 2002


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                     (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                  Form 20-F [X]                    Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                          No [X]

                      BONSO ELECTRONICS EXTENDS EXPIRATION
                          DATE OF WARRANTS BY ONE YEAR

     HONG KONG, July 8, 2002 - Bonso Electronics International Inc. (NASDAQ:BNSO) today announced a one-year extension of the expiration date of the common stock purchase warrants issued to shareholders of record on January 19, 2000. The new expiration date is December 31, 2003.

     The 2,174,403 warrants, had been scheduled to expire on December 31, 2002, and were issued originally as a dividend to shareholders. Each two warrants are exercisable to purchase one share of Bonso common stock at a price of $17.50 per share. If fully exercised, the number of outstanding shares of common stock will be increased by 1,087,201 over the 5,584,859 shares presently outstanding.

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


Contact:
Bonso Electronics International Inc.
USA Contact:
George O'Leary:    949-760-9611
                   949-760-9607 FAX
Or
Hong Kong Contact:
Cathy Pang:        011-852-2605-5822
                   011-852-2691-1724 FAX

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                        (Registrant)



Date: July 11, 2002                     By: /s/ Henry F. Schlueter
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                                        Henry F. Schlueter, Assistant Secretary